UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: Keystone Brave LLC

Legal status of issuer
> Form: Limited liability company
> Jurisdiction of Incorporation/Organization: Pennsylvania
> Date of organization: July 24, 2019
> Physical address of issuer: 21 N. Prince St. Lancaster, PA 17603, Pennsylvania 33702

Website of issuer: https://bravethedark.com

Is there a co-issuer? No

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

> Four percent (4%) of the amount actually raised to be paid in cash.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

> None

Type of security offered: Debt

Target number of securities to be offered: 250,000

Price (or method for determining price): 100% of the principal amount of the Promissory Note

Target offering amount: $250,000

Oversubscriptions accepted:
Yes

Oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$1,235,000 Deadline to reach the target offering amount: January 22. 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

	Most recent fiscal year-	Prior fiscal year-end
Total Assets	$5,428,119	$6,257,808
Cash & Cash Equivalents	$12,779	$865,388
Accounts Receivable	$0	$0
Short-Term Debt		$985,935
Long-Term Debt	$30,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	-$118,3690	$722,606

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OFFERING STATEMENT

1.   Name of issuer: Keystone Brave LLC

ELIGIBILITY

2.   x Check this box to certify that all of the following statements are true for the issuer:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No

4.,5. DIRECTORS AND OFFICERS OF THE COMPANY

Name	Position and Offices held Company	Principal Occupation Responsibilities for the Years	Term of Service

| Derek Dienner | Manager | *In 2014, Derek combined his passion for business and filmmaking and opened MAKE/FILMS, a full-service video production company based in Lancaster, PA. MAKE/FILMS' creative team produces commercials for local, regional, and worldwide brands, as well as Emmy-nominated documentaries and feature films. Derek recently produced Brave the Dark.* | January 2020 — Present |

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Scott Waagner	28.476% of membership interests	28.476%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

General

Keystone Brave LLC was formed as a Pennsylvania limited liability company on July 24, 2019 to develop, produce and distribute the film entitled "Brave the Dark" or the "Film").

The Company is a single purpose limited liability company which was formed under the laws of the Commonwealth of Pennsylvania for the primary purpose of producing and exploiting the feature-length dramatic motion picture currently entitled **Brave The Dark**. The Film was written by Dale G, Bradley and Lynn Robertson-Hay, based on a screenplay by Nathaniel Deen and John Spencer with additional writing by Damian Harris and directed by Damian Harris."

They have transferred their rights to the screenplay and story to the Company. The sole manager of the Company is Derek Dienner, who also has served as a producer of the Film (sometimes referred to herein as "Managers" and/or as "Producers").

The Company is offering to sell promissory notes in the Company (the "Crowd Notes") with a 20 percent return. or $20 per $100 promissory note. Payments on the Crowd Notes will be made when such amounts are available to be repaid out of the gross revenue of the Company, but in any event no later than the date which is not more than thirty (30) days after the Company has received sufficient revenue to cover the payments due from box office revenue. Payments will be made on a pro rata basis to all similarly situated holders of promissory notes from the Company's crowdfunding offering in January, 2025.

The Film:

The Film was inspired by the true story of Lancaster County, Pennsylvania high school drama teacher, Stan Deen, and his encounter with a deeply troubled student. It is a dramatic, gripping and inspirational film with a positive outcome and redemptive message, that has resonated with top film professionals and stars. Attached to the Film are award winning director, Damian Harris, and in the lead role, BAFTA Best Actor Award winner, Jared Harris.

Mr. Harris agreed to a reduced fee for his acting services (from his customary quote or as compared to quotes from actors of similar stature) and to the deferment of a significant portion of such fee to facilitate production of the Film.

Synopsis:

When Mr. Deen discovers one of his students has been living out of his car and thrown into jail, he decides to bail him out. Determined to curb Nate's self-destructive behavior, Mr. Deen quickly discovers a host of dark secrets that are slowly tearing Nate apart. What started as a good deed becomes a desperate fight to save Nate from his own demons. As Nate spirals deeper into despair, Mr. Deen must decide how far he's willing to go to save a kid on the brink of losing everything—even himself.

Rights:

Derek Dienner, in his capacity as the sole Manager of the Company has the full right to manage the business of the Company. The members of the Company do not have any right to participate in the operation of the Company, except as otherwise may be required by Pennsylvania law. Mr. Dienner is not a member of the company.

Unlike other film companies that are looking for investments to develop and produce a film or television series, the Company has already finalized the development and production of *Brave the Dark.*. The Company is currently seeking $1,235,000 for the Film's Prints and Advertising ("P&A"). "P&A" is an old theatrical industry term for "prints and advertising," and generally refers to the money spent to release and market a feature film. P&A applies when a theatrical motion picture is completed or is in the advanced stages of completion.

Notwithstanding the foregoing, pursuant to a Campaign Booster Loan And Security Agreement dated effective as of January 3, 2025, between Angel Studios, Inc. and the Company, Angel Studios, Inc. has agreed to loan to the Company up to $1,000,000 as an advance toward P&A expenses. Any such loan, if and when made, would have a priority right to be repaid from the proceeds of this offering.

From an investment standpoint, P&A projects are attractive because they typically (but not always) have lower risk/reward profiles and quicker returns than other types of film investments. That's because P&A investments (a) generally come after the film is completed and (b) are typically paid back before equity investments. No assurance can be given that the Brave the Dark P&A project will return funds to investors despite the fact that *Brave the Dark* has been completed and that funds will be paid back to the extent available prior to returning equity investments to investors.

The Company is offering, through this Offering, up to $1,235,000 in aggregate principal amount of promissory notes (the "Crowd Notes"). The Crowd Notes will be unsecured, general recourse obligations of the Company. The Crowd Notes will not accrue interest; *however,* the Crowd Notes will be entitled to receive (x) an amount equal to the investor's original principal amount of the Crowd Note, *plus (y)* a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Note.

This Note will be due and payable by the Company at any time on or not more than thirty (30) days after the Company has received sufficient revenue to cover the payments due hereunder from box office revenue (the "Maturity Date") at the Company's election. Payments will be made on a pro rata basis to all similarly situated holders of promissory notes from the Company's crowdfunding offering in January, 2025.

The Crowd Notes will be issued in electronic form only and will not be listed on any securities exchange. The Crowd Notes will generally not be transferable. Therefore, investors must be prepared to hold their Crowd Notes to maturity. Each investor must enter into a Note Purchase Agreement (the "Note Purchase Agreement") with the Company, which will govern all purchases of Crowd Notes the investor makes through this Offering.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to the Company and our Business

THE PURCHASE OF THE CROWD NOTES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE RISK

FACTORS DESCRIBED BELOW. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS SUBSCRIPTION PACKAGE, INCLUDING THE BUDGET AND THE BUSINESS PLAN, BEFORE PURCHASING THE CROWD NOTES. EACH OF THESE RISK FACTORS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION AS WELL AS ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN THE CROWD NOTES AND COULD CAUSE AN INVESTOR TO LOSE SOME OR ALL OF SUCH INVESTOR'S INVESTMENT. THE ORDER OF THE FOLLOWING RISK FACTORS DOES NOT NECESSARILY REFLECT THE DEGREE OF IMPORTANCE OF EACH. THE CROWD NOTES SHOULD NOT BE PURCHASED BY PROSPECTIVE INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

Capitalized terms used in these Risk Factors but not otherwise defined have the meanings given to them in the Operating Agreement.

A. Risks related to an investment in the Crowd Notes.

No public market exists for the Crowd Notes.

There is no public market for the Crowd Notes in the Company. It is not intended that such a market develop, and it will not be possible to readily liquidate this investment.

Because we have a limited operating history, there is limited information upon which to base an investment decision.

The Company was formed in 2019 for the sole purpose of developing, producing and distributing the Film, and accordingly, the Company has a limited operating history on which prospective investors may evaluate the Company's business and prospects. The only purpose of this offering will be to loan proceeds from the sale of Crowd Notes to fund the P&A and ultimately the distribution of the Film. The Company currently does not have any revenues. When the Film is distributed, no assurance can be given that the Film will receive market acceptance. Our ability to make principal and interest payments under the Crowd Notes depends entirely upon the ability of the Company to generate revenues from the Film. No assurance can be given as to the sufficiency of those revenues from the Film or the timing of receipt by the Company of any proceeds from the Film.

The Company has limited capitalization and may require additional financing after the offering of the Crowd Notes, which may not be available.

The Company is seeking net proceeds from the sale of the Crowd Notes offered to advertising and promotion costs, costs in connection with identifying a third-party distributor to distribute the Film and full exploitation of the Film. The Company believes, based on the Company's currently proposed plans and assumptions relating to its operations, that the maximum proceeds from the offering will be sufficient to satisfy the Company's contemplated cash requirements for advertising, promotion and exploitation of the Film. However, no assurance can be given that the Company will not require additional cash in the near future. If the Company's plans change or the assumptions upon which management's belief is based change or prove to be inaccurate, or if the proceeds of the offering are insufficient to fund the Company's advertising and promotion costs (due to unanticipated expenses or difficulties), the Company may be required to seek additional financing. If the Company is unable to obtain sufficient additional financing on satisfactory terms and conditions, the Company may be forced to curtail its plans or operations.

The Company's ability to obtain such additional financing will depend upon a number of factors, many of which are beyond its control. The Company has no current arrangements with respect to, or sources of, financing other than the proposed sale of the Crowd Notes. Should the Company be unable to raise additional financing, Noteholders could lose their entire investment in the Crowd Notes.

No trustee or independent third party will oversee repayment of the Crowd Notes.

The Managers of the Company will have sole control over allocating the proceeds of the Crowd Notes and arranging for the repayment of interest and principal under the Crowd Notes. No independent third party or trustee will have control over the funds. The success of the Company in satisfying its obligations under the Crowd Notes is subject to the decisions made by the sole Manager.

The sole Manager has complete control and autonomy over the Company.

The sole Manager will have control over the day-to-day management of the Company as well as all significant decisions. If the Manager makes decisions which turn out to be bad for the Company, such decisions could lead to the total loss by Investors of their investment in the Crowd Notes. Accordingly, Investors will be entirely dependent upon the management skills and expertise of the sole Manager.

No Key Man insurance currently is in place for the sole Manager.

Investors in the Crowd Notes will not have the right to participate in the Company's management. Because the sole Manager is such an integral part of the success of the offering and the repayment of the principal and interest under the Crowd Notes, the disability or death of the Manager could have a material adverse impact on the Company's ability to repay the Crowd Notes. Currently, the Company does not have any key man insurance in effect for the Manager.

B. Risks of the Motion Picture Industry.

No guaranty can be given that the Film will be a commercial success that will allow the Company to pay off the principal and interest on any or all of the Crowd Notes, and an Investor could lose his, her or its entire investment in the Crowd Notes.

No assurance can be made or is given that an Investor will realize repayment of his, her or its investment in the Crowd Notes or any return at all. Investors should be prepared for the loss of their entire investment. For this reason, each prospective Investor should read the Investment documents carefully and should consult with such Investor's own attorney, accountant or business advisor prior to making any investment decisions.

The Motion picture Industry is highly competitive.

Certain segments of the motion picture industry are highly competitive. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the Film. The Film will be competing directly with other projects and indirectly with other forms of public entertainment. The Film will compete with numerous larger motion picture production companies and distribution companies that have substantially greater resources, larger and more established histories of successful distribution of motion pictures.

Because the film business is highly speculative, the Company may never achieve commercial

success.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the market No assurance can be given that the Film will appeal to the public or that other films and motion pictures may not be more appealing and therefore reduce the demand to view the Film. Accordingly, there is a substantial risk that the Film will not be commercially successful, in which case the Company may be unable to repay any or all amounts due under the Crowd Notes.

Profitable Distribution of the Film is not assured.

The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for *Brave the Dark* or that the Film can or will be distributed profitably or that the Film will be distributed at all.

Angel Studios, Inc. will initially distribute the Film in through a wide release in the United States and internationally after that.

After the theatrical windows close, the Company has a license agreement to distribute the Film through Angel Studios' streaming platform. No other streaming agreements have been reached at this time, and no assurance can be given that such streaming agreements will be consummated. Furthermore, there are plans for a nationwide theatrical release of the Film. Distribution channels and methods can also fall out of grace with users/viewers, and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

Developments in the motion picture industry may challenge the Company.

Over the past two decades, the entertainment business in general, and the motion picture business in particular, have undergone significant changes. In particular, technological developments have resulted in significant shifts in the mix of revenues received by distributors. Distribution expenses vary among markets and, therefore, ultimate profitability of a motion picture may depend on the mix of gross receipts as well as the aggregate amount of gross receipts generated from the various distribution channels.

The Company's success now depends on the successful distribution and exploitation of a single film, and the Company will have a limited opportunity to diversify its investment to reduce its risk of failure.

The Company will only produce and distribute the Film. No assurance can be given that the Company's management team will be able to successfully make arrangements for the distribution and exploitation of the Film or develop and sell merchandise related to the subject of the Film. Because the Company will have only one asset (the Film), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The distribution and exploitation of the Film are subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; prints and advertising (P&A) costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the Film. Failure to distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition, and consequently, the Company's ability to repay any or all of the Crowd Notes. Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

The Company may enter into distribution agreements, which may decrease profits.

These agreements generally provide that the distributor pay a fee up front, and then is entitled to share in the profits of the Film. Such an arrangement will reduce the amount of revenue, if any, to the Company from the Film. The Company anticipates that it will receive 2/3 of the distribution revenue and the distributor will receive 1/3 of such revenue, after expenses.

Because the industry in which the Company will operate is highly competitive and the Company lacks the name recognition and resources of the Company's competitors, the Company may never become profitable.

The film industry is highly competitive. The competition comes from both companies within the same business and companies in other entertainment media which create alternative forms of leisure entertainment. We are a very small and unproven entity as compared to our competitors. The Company's competition includes several "major" film producers, such as Fox Entertainment Group, Paramount Motion pictures Group, Sony Films Entertainment, Amazon Studios, Netflix, Inc., NBC Universal, Warner Bros. Discovery, Buena Vista Motion pictures Group, and Lions Gate Entertainment, which are dominant in the production and distribution of films, as well as numerous independent motion picture and television production companies, television networks and premium streaming entities. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful. Many of these organizations with which the Company intends to compete have significantly greater financial and other resources than the Company. Additionally, the Film will compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. As a result, the success of the Film is dependent not only on the quality and acceptance of the Film, but also on the quality and acceptance of other films within a competitive marketplace.

The Film may not succeed if it receives unfavorable reviews.

The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional critics and word of mouth over social media platforms. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Film. To the extent that the Film receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished, and repayment of any or all of the Crowd Notes could be in jeopardy.

The Film will be subject to the risks associated with distribution of films.

The success of any distribution activities will depend on a number of factors over which the Company will have little or no control. Even if the Film is sold in all territories (both domestic and foreign), there can still be no assurance that the Film will succeed on an economic level. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited or streamed. No assurance can be given that a distributor will not limit the Film's run, limit the territories in which the Film is exhibited or otherwise fail to actively promote the Film. Any such action by the distributor could have a material adverse effect on the economic success of the Film and revenues received by the Company.

The Company may become subject to the risks inherent in international sales.

The Company may sell the Film to foreign distributors for exhibition in their respective territories. Consequently, the value of the Film's rights as determined by such distributors would be dependent upon many factors, including the economic conditions in such distributor's territory. Economic downturns, changes in the currency exchange rates and changes in economicforecasts of any or all of the individual territories may materially and adversely affect the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could have a material adverse effect on the ability to complete any transaction.

If the Film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict availability of the funds.

Additionally, some foreign countries may impose government regulations on the distribution of films that may delay the release, if any, or substantially reduce the distribution of the Film in such countries.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend in large measure on public tastes, P&A, and other promotional success. The Company expects to generate its future revenues from the distribution and exploitation of the Film and the rights therein. The Company's future revenues will depend on getting the Film into distribution, upon the timing and the level of market acceptance of the Film, as well as upon the ultimate cost to distribute and promote it. The revenues derived from the distribution of the Film depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Film will also depend upon terms and conditions of its distribution, promotion, P&A, marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Film will not remain consistent over time. Even if the Company is successful in marketing and distributing the Film, revenues generated upon initial release will likely decrease over time as new products and shows are released into the marketplace.

The Film will be subject to the risks associated with the P&A and distribution costs.

P&A and distribution costs are currently just an estimate and may increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price. Angel Studios SPV Brave, Inc., a Delaware corporation, and wholly owned subsidiary of Angel Studios, Inc. has agreed, with Angel Studios, Inc. to i) assist the Company in marketing and executing a REG CF crowdfunding campaign (as part of a capital campaign for the Picture's domestic theatrical release) and, as necessary, ii) otherwise provide funds for P&A dedicated to the Film which will, together with the REG CF funds from the Offering, total a minimum of Two Million Five Hundred Thousand Dollars ($2,500,000) ("Minimum P&A Commitment"). The P&A may be increased up to a total of Five Million Dollars ($5,000,000) for the theatrical release of the Picture based on Angel's presales and box office projections metrics. P&A financing may exceed the Minimum P&A Commitment, but shall not exceed in the aggregate a sum equal to twenty five percent (25%) of the projected box office gross of the Film (to the extent such calculation is in excess of the amount of the Minimum P&A Commitment) without the express prior written consent of the Company, as calculated in a manner customary in the Media and Entertainment industry of the United States of America. Without limiting the foregoing, Angel shall not expend more than $5,000,000 as P&A in support of the Picture (to be deducted as Marketing Expenses) without the express prior written consent of the Company.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threats of or preparation for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to promote, advertise and distribute the Film. Implementing health and safety protocols and measures during this period of time could add significant costs to our estimated budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered.

C. Risk Factors Relating to Operation of the Company.

Funds will be held in an escrow account until the minimum amount of Crowd Notes are sold.

All subscription amounts for the Crowd Notes will be released to the Company following a closing, which will not occur until at least 21 days after the filing of this Form C. No assurance can be given that any additional proceeds from the offering of Crowd Notes will be raised after the initial subscription or any additional subscriptions are raised to adequately advertise, promote and exploit the Film. If adequate funds are not raised after receipt of the initial subscriptions, the Company will not be able to implement its advertising and promotion plan, and Noteholders could lose their entire investment.

The Company currently is experiencing Negative Cash Flow.

The Company intends to increase expenditures in order to promote the Film. Until the Film is released in January 2025, the Company will continue to incur losses. There can be no assurance that the Company will achieve significant revenues or profitability once the Film is released to theaters.

Management will have broad discretion as to the use of the proceeds from the offering and may not use the proceeds effectively.

The Company's management will have broad discretion within the scope of P&A expenditures as to the use of the net proceeds from the offering. Investors will be relying on the judgment of the Company's management regarding the application of the proceeds, and the Company may not be able to invest the proceeds to yield a significant return. The Company's management has made only preliminary determinations as to the amount of net proceeds to be used toward distribution and exploitation of the Film. These determinations may prove to be inaccurate, as the Company's financial performance may differ from management's current expectations or the Company's business needs may change as its business and the film industry evolve. As a result, the proceeds received by the Company in the offering may be used in a manner significantly different from the Company's current plans.

The Company's aspirations concerning future operations may not be realized.

The Company's goal is to distribute the Film using the budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan. While management believes that its goals are reasonable and achievable, no assurance can be given that they will be realized. The Company does not currently have any contractual agreements that can provide assurances with respect to revenues.

The following risk factors should be considered in conjunction with the reviewed financial statements. The report has been prepared based on the information available up to the stated date and is subject to inherent uncertainties and potential changes that could affect its accuracy and conclusions. Potential investors are cautioned that the actual results may differ materially from the projections and assumptions presented in the report due to various factors, including but not limited to: macroeconomic conditions, industry trends, competitive landscape, regulatory and legal factors, management decisions, financial performance, debt and financing arrangements, capital structure, technology and innovation, natural and environmental factors, pandemic and health events, and dependence on key personnel. These factors could cause actual results to differ from projections.

The Company is relatively new and faces all of the risks of a start-up company.

The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

Our sole Manager controls the Company, and we currently have no independent managers.

Our sole Manager does not serve as a member of the Company, but he controls the day to day activities of the Company. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related-party transactions. We also do not currently benefit from the advantages of having any independent managers, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, and having extra checks and balances to prevent fraud.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the marketing, promotion, advertising and distribution of the Film and cause delays, all of which may increase our costs and decrease the likelihood of being able to distribute the Film to the largest audience possible, which would have an adverse effect on the Company's business and prospects.

General economic conditions can materially impact our business.

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Film.

Additionally, adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially and adversely affect us. The commercial success of a film depends significantly on consumer confidence and discretionary spending, which are still under pressure from the United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact the Film or our ability to implement our business strategy.

We may be required to raise additional capital to fully fund our business plan.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $1,235,000 towards the promotion, print and advertising (P&A), marketing and distribution of the Film. If the Company raises less than the maximum offering amount, it will either be required to seek alternative financing, which may not be available or may not be available on terms available to the company or investors, or the Company will be required to reduce its P&A budget.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Budget overruns may adversely affect the Company's business.

Actual P&A and distribution costs may exceed our budget, possibly significantly. If the Film incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete P&A and distribution of the Film. No assurance can be given as to the availability of such financing on terms acceptable to the Company.

The Company's success depends on protecting its intellectual property.

The Company's success will depend, in part, on its ability to protect its proprietary rights in the Film. The Company will rely primarily on a combination of copyright laws and other methods to protect its proprietary rights in the Film. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar television series or film for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Film. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the Film, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Furthermore, the Company entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. to be used towards funding this P&A loan offering and an initial spend on P&A. The Campaign Booster Loan and Security Agreement with Angel Studios, Inc. includes the inclusion of our valuable intellectual property, including the Film, as collateral. While this arrangement provides us with the necessary funds to support our business operations and growth initiatives, it also exposes us to certain risks. In the event of a default on the loan, Angel Studios, Inc. may have the right to foreclose on and secure ownership of our intellectual property, which could have severe implications for our business. Losing control over our intellectual property could undermine our competitive advantage and impair our ability to develop, market, and protect our products and services. Additionally, if Angel Studios, Inc. forecloses on our intellectual property, we may face difficulties in making distributions to investors, raising funds or securing additional loans in the future, which may lead to a decline in revenue, loss of customers, and damage to our reputation. While we have implemented measures to mitigate the risks associated with the Campaign Booster Loan and Security Agreement, including maintaining adequate financial reserves and diligently fulfilling our repayment obligations, the possibility of default and the potential foreclosure of our intellectual property remains a significant risk that investors should consider.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our P&A marketing and ad spend expenses and have sufficient cash flow to make distributions to you. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

We may enter into related-party transactions.

The Company may enter into transactions with related parties with respect to the creation, production, marketing and distribution of the Film. Transactions with related parties may be created on different and less favorable terms to the Company than the Company may have been able to receive had the Company transacted with an unrelated party.

A.   Risks Related to the Offering

There is no public market for the Crowd Notes, and you will have to hold your Crowd Notes indefinitely, subject only to a sale of the Film or the investment return from the Film.

You must represent that you are acquiring the Crowd Notes for investment purposes and not with a view to distribution or resale, that you understand the Crowd Notes are not readily transferable and, in any event, that you must bear the economic risk of an investment in the Crowd Notes in accordance with their terms because the Crowd Notes have not been registered under the Securities Act or certain applicable state "Blue Sky" or securities laws, and that the Crowd Notes cannot be sold unless they are subsequently registered or an exemption from such registration is available. You must hold the Crowd Notes for at least one year from the date of their purchase from the Company. Currently, there is no private, public or other trading market for the Crowd Notes, and there can be no assurance that the Company will be operational and available to facilitate a private sale of your Crowd Notes and/or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your Crowd Notes in case of an emergency or if you otherwise desire to do so.

The Company intends to provide indemnification to its Members and sole Manager.

The Company intends to indemnify its members and sole Manager to the fullest extent permissible under the law. Under most circumstances, the Company's members and sole Manager may not be held liable to the Company or its equity owners for errors in judgment or other acts or omissions in the conduct of the Company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

The Disclosure Documents and other documents provided in connection with the Offering contain forward-looking statements.

The Disclosure Documents and other documents provided in connection with the Offering contain certain forward-looking statements that involve risks and uncertainties,such as statements of our plans, objectives, expectations and intentions.   When the Company uses the words "expect," "anticipate," "intend," "hope," "plan" and similar expressions, the Company is using forward-looking statements. You should be aware that forward-looking statements involve a high degree of risk and uncertainty. The Company has only a limited operating history. The Company's ability to implement its business objectives is based upon a number of assumptions, which include the assumption that the Company will not be subject in any material way to any of the risks discussed in these Risk Factors.   That assumption may not be accurate.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Crowd Notes or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

B.   You will be Subject to Federal Income Tax Risks

The Company anticipates that it will continue to be treated as a partnership for tax purposes. The federal income taxation of limited liability companies is highly complex. There can be no assurance that the present income tax treatment of an investment in the Crowd Notes of the Company may not be modified by legislative, judicial or administrative action at any time to the detriment of the holders of the Crowd Notes, and changes or developments in the tax law could have retroactive effects. Investors are also urged to consult with and rely upon their personal tax advisors in evaluating the tax aspects of an investment in the Crowd Notes of the Company.

You may lose some or all of your initial purchase price for the Crowd Notes because the Crowd Notes are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase our Crowd Notes.

The Crowd Notes are highly risky and speculative because the Crowd Notes are unsecured, general recourse obligations of the Company. Crowd Notes are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the Crowd Note, you should not purchase the Crowd Note.

The Crowd Notes are not secured by any collateral or guaranteed or insured by any third party.

The Crowd Notes will not represent an obligation of any other party except the Company. The Crowd Notes are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guarantee that our cash flow, profits and capital will be sufficient to repay our obligations under the Crowd Notes.

The holders of the Crowd Notes will have no rights to control the operations of the Company.

The holders of the Crowd Notes will have no opportunity to control our day-to-day operations, which will be the responsibility of our directors and officers.

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to raise amounts for prints and advertising (P&A) and the ultimate distribution of the Film, which we expect to be released on or around January 24, 2025.

10.   How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary	$10,000	$49,400
Campaign Marketing and Materials:	$50,000	$247,000

Print & Advertising Expenses:	$170,000	$876,850
Miscellaneous	$20,000	$61,750
Total:	$250,000	$1,235,000

$350,000 = Estimated 350 Theaters Nationwide
$500,000 = estimated 500 Theaters Nationwide
$550,000 = est 550 Theaters Nationwide
$600,000 = est 600 Theaters Nationwide
$650,000 = est 650 Theaters Nationwide
$700,000 = est 700 Theaters Nationwide
$750,000 = est 750 Theaters Nationwide
$800,000 = est 800 Theaters Nationwide
$850,000 = est 850 Theaters Nationwide
$900,000 = est 900 Theaters Nationwide
$950,000 = est 950 Theaters Nationwide
$1,000,000 = est 1,000 Theaters Nationwide

The above figures represent only estimated costs. The expected use of proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? No

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in your My Investments page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered: The following is a description of the terms of the Crowd Notes. Also refer to the Form of Promissory Note which is Exhibit A to this Offering Statement for additional details.

- Investments will be in the form of an unsecured promissory note (a "Crowd Note"), which is a debt instrument. The Crowd Notes will be considered an indebtedness obligation of the Company. Each Crowd Note will have the same maturity date. Each Crowd Note will be entitled to receive (x) an amount equal to the investor's original principal amount of the Crowd Note, *plus (y)* a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Note.

- The Crowd Notes are a general debt obligation of the Company and are not secured by a security interest in any assets of the Company.

- The Crowd Notes will be due and payable as outlined in Section 7 above.

- The Crowd Notes will be treated as an unsecured debt of the Company during a dissolution and the maturity date of such Crowd Note will be accelerated to the date of dissolution of the Company.

- Payment under the loan from Angel Studios will be paid out of the proceeds of this Offering and payment under the Crowd Notes will be paid as first money out of the revenue of the Company.

- Payments under the Crowd Notes will be paid pro rata among the holders of the Crowd Notes, without preference or priority of any kind, according to the original principal amount of the Crowd Note.

14. Do the securities offered have voting rights? No

15. Are there any limitations on any voting or other rights identified above? No

16. How may the terms of the securities being offered be modified?

In accordance with the Note Purchase Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Note Purchase Agreement and the Crowd Notes may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Notes at the time outstanding.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interests	N/A	100% by investors in original 2021 offering	No, except as may be required by law	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

As a limited liability company, the Company is not required to authorize a set number of membership interests and it has the right, with the consent of the members, to issue additional membership interests and to create and issue new classes of securities. The rights of unsecured creditors, such as holders of the Crowd Notes, will generally be senior to those of members of the Company in the event of dissolution.

Additionally, the Company has the right to enter into loan agreements and/or promissory notes, either secured or unsecured that may have priority rights over the Crowd Notes issued to investors in this offering.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal security holders identified in Question 6 above have, in aggregate, control over all of the Company's business operations. The investors in this Offering, as holders of only unsecured promissory notes (in the case of the Crowd Notes), cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Crowd Notes is based on the original principal amount of the Crowd Note, and no other valuation methodology. Each Crowd Note will be entitled to receive (x) an amount equal to the investor's original principal amount of the Crowd Note, *plus (y)* a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Note. The Crowd Note does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An investor with a Crowd Note will hold no member/shareholder position in the Company, will not own any equity securities in the Company, and will not have any voting rights. Thus, a noteholder will be extremely limited as to his/her/its ability to control or influence the governance and operations of the Company. The marketability and value of the noteholder's interest in the Company, evidenced by the Crowd Note, will depend upon many factors outside the control of the investor. The Company will be managed by its officers and members and be governed in accordance with the strategic direction and decision-making of its management, and the investor will have no independent right to name or remove an officer or member of the management of the Company. Following the investor's investment in the Company, the Company may sell Crowd Notes or equity interests to additional investors, some of which may have senior rights to those of the investor's Crowd Note. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

23.   What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

    Following the investor's investment in the Company via a Crowd Note, the Company may sell interests and/or promissory notes to additional investors, some of which may have senior rights to those of the investor's Crowd Note.

- Issuer repurchases of securities;

The Company may have authority to repurchase its securities from holders. Such repurchase will typically have little effect on the investor because the investor holds a Crowd Note and is not a shareholder/member of the Company.

- A sale of the issuer or of assets of the issuer; or

A Crowd Note will either be assumed by a prospective buyer or paid in full, including principal and accrued interest, if a change of control occurs.

- Transactions with related parties?

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its interest holders or its note holders (if any, with respect to the note holders). By acquiring a Crowd Note, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

As described above, the Company has entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. in an amount up to $1,000,000, to be used towards funding this P&A loan offering and an initial spend on P&A. The principal amount of the loan accrues simple interest at the rate of 5% and is due on or before the earlier of (x) is fourteen (14) days after the Company actually receives funds from the Offering in its operating account, and (y) twelve (12) months after the effective date of the Campaign Booster Loan and Security Agreement. The Campaign Booster Loan and Security Agreement with Angel Studios, Inc. also includes the inclusion of our intellectual property, including the Film, as collateral. As of the date of this launch, there is no balance outstanding on this loan.

Derek Dienner, through Lavon Studios, LLC, is owed $662,937.08 for deferred compensation and reimbursement of expenses in the production of the film pursuant to an agreement entered in 2024 and that is payable after the repayment of investors in this offering.

25 What other exempt offerings has the issuer conducted within the past three years?

Since January 2, 2022, the Company raised **$1,187,000 in a Regulation D offering in connection with the funding of the completion of the production of the Film**.

26 Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in

reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        (1) any director or officer of the issuer;

        (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;

        (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

        (4) any immediate family member of any of the foregoing persons.

See above in item 24.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has a very limited operating history. The Company has expended capital in the formation of the entity and the production of the Film, which is now complete, but there are no current operations that would affect the liquidity of the Company, and no capital resources are yet needed until this offering closes for the post-production finishing and marketing of the Film (P&A). As described above, the Company entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. in an amount up to $1,000,000, to be used towards funding this P&A loan offering and an initial spend on P&A.

Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Reviewed Financial Statements.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i.   in connection with the purchase or sale of any security? No

    ii.   involving the making of any false filing with the Commission? No

    iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i.   in connection with the purchase or sale of any security? No

    ii.   involving the making of any false filing with the Commission? No

    iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that

    i.   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? No

        (B)   engaging in the business of securities, insurance or banking? No

        (C)   engaging in savings association or credit union activities? No

    ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

        i.   suspends or revokes such person's registration as a broker, dealer, municipal
securities dealer, investment adviser or funding portal? No

        ii.   places limitations on the activities, functions or
operations of such person? No

        iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

        i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? No

        ii.   **Section 5 of the Securities Act? No**

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Investors will be required to invest a minimum of $50 and will be limited to investing $20,000 in total of all investments in this offering.

Derek Dienner, as the sole Manager of the Company, has been granted the responsibility for all management of the Company. All members have agreed that they will not have any voting rights except for those rights that are required by law. Despite not owning any equity interest, Mr. Dienner is solely responsible for the management of the Company and can select his replacement or any additional manager.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at:
https://bravethedark.com/report

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.